UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*
___________________________________________
Eastman Kodak Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title and Class of Securities)
277461406
(CUSIP Number)
Anthony Pasqua
Kennedy Lewis Management LP
111 W 33rd Street, Suite 1910
New York, NY 10120
(212) 782-3480

Daniel I. Fisher
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 18, 2022
(Date of Event Which Requires Filing of Statement)
___________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ◻

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,329,194
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,329,194
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,329,194
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 7.8%*
(14)	Type of Reporting Person (See Instructions): PN, IA
*
Based on 78,739,304 shares of Common Stock of Eastman Kodak Company (the “Issuer”) outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2022, plus the shares of Common Stock issuable upon the exercise of the Convertible Notes (as defined below).

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: KLM GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,329,194
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,329,194
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,329,194
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 7.8%*
(14)	Type of Reporting Person (See Instructions): OO, HC
*
Based on 78,739,304 shares of Common Stock of the Issuer outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on March 15, 2022, plus the shares of Common Stock issuable upon the exercise of the Convertible Notes.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,329,194
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,329,194
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,329,194
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 7.8%*
(14)	Type of Reporting Person (See Instructions): OO, HC
*
Based on 78,739,304 shares of Common Stock of the Issuer outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on March 15, 2022, plus the shares of Common Stock issuable upon the exercise of the Convertible Notes.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 716,203
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 716,203
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 716,203
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0.9%*
(14)	Type of Reporting Person (See Instructions): OO
*
Based on 78,739,304 shares of Common Stock of the Issuer outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on March 15, 2022, plus the shares of Common Stock issuable upon the exercise of the Convertible Notes.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 716,203
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 716,203
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 716,203
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0.9%*
(14)	Type of Reporting Person (See Instructions): PN
*
Based on 78,739,304 shares of Common Stock of the Issuer outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on March 15, 2022, plus the shares of Common Stock issuable upon the exercise of the Convertible Notes.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 716,203
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 716,203
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 716,203
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0.9%*
(14)	Type of Reporting Person (See Instructions): OO
*
Based on 78,739,304 shares of Common Stock of the Issuer outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on March 15, 2022, plus the shares of Common Stock issuable upon the exercise of the Convertible Notes.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,601,545
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,601,545
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,601,545
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 6.9%*
(14)	Type of Reporting Person (See Instructions): OO
*
Based on 78,739,304 shares of Common Stock of the Issuer outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on March 15, 2022, plus the shares of Common Stock issuable upon the exercise of the Convertible Notes.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund II LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,022,939
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,022,939
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,022,939
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 5.0%*
(14)	Type of Reporting Person (See Instructions): PN
*
Based on 78,739,304 shares of Common Stock of the Issuer outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on March 15, 2022, plus the shares of Common Stock issuable upon the exercise of the Convertible Notes.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis GP II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,022,939
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,022,939
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,022,939
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 5.0%*
(14)	Type of Reporting Person (See Instructions): OO
*
Based on 78,739,304 shares of Common Stock of the Issuer outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on March 15, 2022, plus the shares of Common Stock issuable upon the exercise of the Convertible Notes.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund III LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,578,606
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,578,606
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,578,606
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 2.0%*
(14)	Type of Reporting Person (See Instructions): PN
*	Based on 78,739,304 shares of Common Stock of the Issuer outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on March 15, 2022.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis GP III LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,578,606
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,578,606
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,578,606
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 2.0%*
(14)	Type of Reporting Person (See Instructions): OO
*	Based on 78,739,304 shares of Common Stock of the Issuer outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on March 15, 2022.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Darren Richman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,329,194
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,329,194
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,329,194
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 7.8%*
(14)	Type of Reporting Person (See Instructions): IN, HC
*
Based on 78,739,304 shares of Common Stock of the Issuer outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on March 15, 2022, plus the shares of Common Stock issuable upon the exercise of the Convertible Notes.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: David Chene
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,329,194
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,329,194
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,329,194
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 7.8%*
(14)	Type of Reporting Person (See Instructions): IN, HC
*
Based on 78,739,304 shares of Common Stock of the Issuer outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on March 15, 2022, plus the shares of Common Stock issuable upon the exercise of the Convertible Notes.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER
The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Common Stock”) of Eastman Kodak Company (the “Issuer”), a New Jersey corporation. The address of the principal executive offices of the Issuer is 343 State Street, Rochester, New York 14650.
Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND
(a)	The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:
1.	Kennedy Lewis Management LP (the “Adviser”)
2.	KLM GP LLC (“KLM”)
3.	Kennedy Lewis Investment Management LLC (“Kennedy Lewis Management”)
4.	Kennedy Lewis Investment Holdings LLC (“Holdings I”)
5.	Kennedy Lewis Capital Partners Master Fund LP (“Master Fund I”)
6.	Kennedy Lewis GP LLC (“Fund I GP”)
7.	Kennedy Lewis Investment Holdings II LLC (“Holdings II”)
8.	Kennedy Lewis Capital Partners Master Fund II LP (“Master Fund II”)
9.	Kennedy Lewis GP II LLC (“Fund II GP”)
10.	Kennedy Lewis Capital Partners Master Fund III LP (“Master Fund III”)
11.	Kennedy Lewis GP III LLC (“Fund III GP”)
12.	Darren Richman
13.	David Chene
(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:
111 West 33rd St., Suite 1910
New York, NY 10120
(c) The Adviser acts as investment adviser to Master Fund I, Master Fund II and Master Fund III (collectively, the “Funds”). KLM is the general partner of the Adviser. Kennedy Lewis Management is the owner and control person of KLM. David Chene and Darren Richman are the managing members and control persons of Kennedy Lewis Management. The Funds are primarily in the business of investing.  Fund I GP is the general partner of Master I.  Holdings I is the managing member of Fund I GP.  Fund II GP is the general partner of Master Fund II. Holdings II is the managing member of Fund II GP. David Chene and Darren Richman are the managing members of Holdings I and Holdings II. Fund III GP is the general partner of Master Fund III. Holdings II is the managing member of Fund III GP. David Chene and Darren Richman are the managing members of Holdings II.

(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	The Adviser – Delaware
2.	KLM – Delaware
3.	Kennedy Lewis Management – Delaware
4.	Holdings I – Delaware
5.	Master Fund I – Cayman Islands
6.	Fund I GP – Delaware
7.	Holdings II – Delaware
8.	Master Fund II – Cayman Islands
9.	Fund II GP – Delaware
10.	Master Fund III – Cayman Islands
11.	Fund III GP – Delaware
12.	Darren Richman – United States
13.	David Chene – United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The disclosure in Item 4 is incorporated herein by reference.
The aggregate purchase price of the shares of Common Stock directly held by the Funds reported herein was $25,483,706, and the aggregate purchase price for the Convertible Notes (as defined below) was $25,000,000. The shares of Common Stock directly held by the Funds were purchased with the working capital of the Funds.

ITEM 4.	PURPOSE OF TRANSACTION
Term Loan Agreement
On February 26, 2021, certain funds affiliated with Kennedy Lewis Investment Management LLC (“Kennedy Lewis Management”) as lenders, and Alter Domus (US) LLC, as administrative agent entered into a credit agreement with the Issuer (the “Term Loan Credit Agreement”). Pursuant to the Term Loan Credit Agreement, the lenders provided the Issuer with (i) an initial term loan in the amount of $225,000,000, and (ii) a commitment to provide delayed draw term loans in an aggregate principal amount of up to $50,000,000 on or before February 26, 2023, which has not yet been drawn  (collectively, the “Term Loans”).

Board Rights Agreement
On February 26, 2021, in connection with the execution of the Term Loan Credit Agreement, the Issuer entered into a letter agreement with Kennedy Lewis Management (the “Board Rights Agreement”). Pursuant to the Board Rights Agreement, the Board of Directors of the Issuer (the “Board”) appointed Darren Richman to the Board. The Board Rights Agreement also provides Kennedy Lewis Management with the right to nominate one director at each annual or special meeting of the Issuer’s shareholders until the third anniversary of the execution of the Board Rights Letter or until Kennedy Lewis Management’s affiliated funds cease to hold at least 50% of the original principal amount of the term loans and commitments under the Term Loan Credit Agreement, whichever is earlier.  Pursuant to the Board Rights Agreement, Darren Richman was nominated and elected as a member of the Board at the Issuer’s 2021 annual meeting of shareholders.
Until the funds affiliated with Kennedy Lewis Management cease to hold at least 50% of the original principal amount of the Term Loans, at any time that Kennedy Lewis Management’s designated director is not serving on the Board, Kennedy Lewis Management will have the right to designate a non-voting observer to the Board. Such observer will have the right to attend meetings of the Board and, under certain circumstances, committees and subcommittees of the Board and to receive information and materials made available to the Board, in each case, subject to certain restrictions and exceptions.
Convertible Notes
On February 26, 2021, Master Fund I and Master Fund II (the “Noteholders”) purchased shares of Common Stock and $25,000,000 aggregate principal amount of the Company’s newly issued 5.0% unsecured convertible promissory notes due May 28, 2026 (each such note, a “Convertible Note” and, collectively, the “Convertible Notes”) in a private placement transaction.  The Convertible Notes bear interest at a rate of 5.0% per annum, which will be payable in cash on the maturity date and in additional shares of Common Stock on any conversion date. The maturity date of the Convertible Notes will be May 28, 2026.  The Noteholders have the right to elect at any time to convert the Convertible Notes into shares of Common Stock at a conversion rate equal to 100 shares of Common Stock per each $1,000 principal amount of the Convertible Notes (based on a conversion price equal to $10.00 per share of Common Stock). The conversion rate and conversion price will be subject to certain customary anti-dilution adjustments.
If the closing price of the Common Stock equals or exceeds $14.50 (subject to adjustment in the same manner as the conversion price) for 45 trading days within any period of 60 consecutive trading days, the Issuer will have the right to cause the mandatory conversion of the Convertible Notes into shares of Common Stock so long as a resale registration statement sufficient to cover such shares of Common Stock has been filed by the Issuer with the U.S. Securities and Exchange Commission and is effective prior to any such conversion.

In the event of certain fundamental transactions, the Noteholders will have the right, within a period of 30 days following the occurrence of such transaction (“Holder Fundamental Transaction Election Period”), to elect to (i) require the prepayment of the Convertible Notes at par, plus accrued and unpaid interest, or (ii) convert all or a portion of the Convertible Notes into shares of Common Stock at the conversion rate then in effect plus an additional number of shares based on the date of such fundamental transaction and the price per share of the Common Stock in connection with such fundamental transaction. In addition, upon certain fundamental exchange transactions, the right to convert the Convertible Notes into shares of Common Stock of the Issuer will be converted into the right to receive the shares of a successor entity, if any, or the Issuer, and any additional consideration receivable as a result of such fundamental exchange transaction. If the Convertible Notes have not been converted in connection with a fundamental transaction, the Issuer will have the option, for a period of 30 days after the expiration of the Holder Fundamental Transaction Election Period, to repay the Convertible Notes at par, plus accrued and unpaid interest.
The foregoing is a summary description of certain terms of the Term Loan Credit Agreement, the Board Rights Agreement and the Convertible Notes and does not purport to be complete, and is qualified in its entirety by reference to the full text of the Term Loan Agreement, which is filed as Exhibit 99.2 hereto, the Board Rights Agreement, which is filed as Exhibit 99.3 hereto, and Convertible Promissory Note, to Master Fund I, which is filed as Exhibit 99.4 hereto, and the Convertible Promissory Note to Master Fund II, which is filed as Exhibit 99.5, each of which is incorporated herein by reference.

The Reporting Persons acquired the Common Stock and other securities of the Issuer for investment purposes due in part to their continuing belief that the Common Stock is undervalued and that the value of the Issuer and its equity securities can grow under the leadership of the current management of the Issuer. The Reporting Persons have had discussions with members of the Issuer’s management and members of the Issuer’s Board in connection with the Reporting Persons’ investment in the Issuer and Mr. Richman’s membership on the Board and may from time to time have further discussions with directors and officers of the Issuer, or discussions with other shareholders or third parties regarding the Issuer’s business operations, strategies, capital structure, assets, liabilities and other matters related to the Issuer. The Reporting Persons, including as a member of the Board, may engage in a number of conversations that may relate to one or more of the items in subsections (a) through (j), including options for maximizing shareholder value, enhancing the Issuer’s corporate governance, improving capital, asset or liability allocation, monetizing the Issuer’s assets, various strategic alternatives or operational or management initiatives, and the other Reporting Persons may also participate in those conversations as investors. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board (to the extent public), price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, notes, other securities, derivatives or other instruments that are based upon or relate to the value of securities of the Issuer, or any debt of the Issuer or its affiliates, irrespective of whether it is a security (collectively, “Instruments”) in the open market or otherwise; (ii) disposing of any or all of their Instruments in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Instruments; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 78,739,304 shares of Common Stock of the Issuer outstanding as of March 8, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2022.  The shares of Common Stock include the 519,203 shares issuable to Master Fund I and the 2,113,673 issuable to Master Fund II upon the conversion of the Convertible Notes (as defined below), respectively. The Adviser, KLM, Kennedy Lewis Management and Messrs. Richman and Chene may be deemed the beneficial owner of the shares of Common Stock issued as restricted stock or upon the conversion of restricted stock units to Mr. Richman due to Mr. Richman’s service as a member of the Board (the “Director Shares”).
The Funds delegated to the Adviser voting and investment power over the securities held by the Funds pursuant to an Investment Management Agreement with the Funds. As a result, each of the Adviser, KLM, as the general partner of the Adviser, Kennedy Lewis Management, as the owner of KLM, and Messrs. Richman and Chene, as managing members and control persons of Kennedy Lewis Management, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Funds. Each of the Funds may be deemed the beneficial owners of the Common Stock, including the shares underlying the Convertible Notes such Fund holds.  Fund I GP, as general partner of Master Fund I and Holdings I, as managing member of Fund I GP, may be deemed beneficial owners of the Common Stock (including shares underlying the Convertible Note) held by Master Fund I.  Fund II GP, as general partner of Master Fund II and Holdings II, as managing member of Fund II GP, may be deemed beneficial owners of the Common Stock (including shares underlying the Convertible Note) held by Master Fund II.  Fund III GP, as general partner of Master Fund III and Holdings II, as managing member of Fund III GP, may be deemed beneficial owners of the Common Stock held by Master Fund III.
 (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Funds during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.
(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. Other than the Director Shares, all securities reported in this Schedule 13D are directly held by the Funds, investment management clients of the Adviser. The economic benefit of the Director Shares is indirectly provided to the Funds. The investors in the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Funds in accordance with their respective investment percentages in the Funds.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Securities Registration Rights Agreement
On February 26, 2021, the Issuer and the Buyers also entered into a Registration Rights Agreement (the “Securities Registration Rights Agreement”) providing the Noteholders with registration rights in respect of the purchased shares of Common Stock and the Common Stock issuable upon conversion of the Convertible Notes. The Securities Registration Rights Agreement contains other customary terms and conditions, including certain customary indemnification obligations; however, the Securities Registration Rights Agreement does not obligate the Issuer to facilitate an underwritten offering of the registered Common Stock by the Buyers.
Restricted Stock Units
In connection with his service on the Board, on March 19, 2021 Mr. Richman was granted 10,000 restricted stock units (“RSUs”), which he holds for the benefit of Master Fund I and Master Fund II.  The RSUs will vest in full and settle in shares of Common Stock of the Issuer on a 1-for-1 basis, or cash, other securities or other property at the Issuer's discretion, on the day before the Issuer's 2022 Annual Meeting of Shareholders.
The foregoing is a summary description of certain terms of the Convertible Notes and the Securities Registration Rights Agreement and does not purport to be complete, and is qualified in its entirety by reference to the full text of the Securities Registration Rights Agreement, which is filed as Exhibit 99.6 hereto, each of which is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2
Credit Agreement, dated as of February 26, 2021, by and among Eastman Kodak Company, the Lenders named therein and Alter Domus (US) LLC, as Administrative Agent (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 1, 2021)

99.3
Board Rights Agreement, dated as of February  26, 2021, by and between Eastman Kodak Company and Kennedy Lewis Investment Management LLC (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 1, 2021).

99.4
Convertible Promissory Note, dated as of February  26, 2021, from Eastman Kodak Company to Kennedy Lewis Capital Partners Master Fund LP (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 1, 2021).

99.5
Convertible Promissory Note, dated as of February  26, 2021, from Eastman Kodak Company to Kennedy Lewis Capital Partners Master Fund II LP (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 1, 2021).

99.6
Registration Rights Agreement, dated as of February  26, 2021, by and among Eastman Kodak Company, Kennedy Lewis Capital Partners Master Fund LP and Kennedy Lewis Capital Partners Master Fund II LP (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 1, 2021).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 28, 2022

KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer
KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KENNEDY LEWIS INVESTMENT HOLDINGS LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS INVESTMENT HOLDINGS II LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND LP

By:	Kennedy Lewis GP LLC, its general partner
By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP LLC

By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND II LP

By:	Kennedy Lewis GP II LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP II LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND III LP

By:	Kennedy Lewis GP III LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP III LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

By:	/s/ Darren Richman

By:	/s/ David Chene

Schedule I

TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons (on behalf of the Fund) in the past sixty days.  All such transactions were purchases of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Shares Purchased	Price Per Share ($)
03/18/2022	103,099	6.1778 (1)
03/18/2022	146,991	6.1778 (1)
03/18/2022	352,392	5.0702 (2)
03/18/2022	502,851	5.0702 (2)
03/18/2022	547,571	6.0773 (3)
03/18/2022	781,365	6.0773 (3)
03/21/2022	6,752	6.1891(4)
03/21/2022	9,636	6.1891 (4)
03/21/2022	96,542	6.0827 (5)
03/21/2022	137,763	6.0827 (5)
(1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.025 to $6.25. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $4.545 to $5.54. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $5.445 to $6.35. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.185 to $6.19. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.
(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $5.96 to $6.20. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

EXHIBIT 99.2
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.01 per share, of Eastman Kodak Company. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 28th day of March, 2022.

KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer
KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KENNEDY LEWIS INVESTMENT HOLDINGS LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS INVESTMENT HOLDINGS II LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND LP

By:	Kennedy Lewis GP LLC, its general partner
By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP LLC

By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND II LP

By:	Kennedy Lewis GP II LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP II LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND III LP

By:	Kennedy Lewis GP III LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP III LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

By:	/s/ Darren Richman

By:	/s/ David Chene